Filed by Motive Capital Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Motive Capital Corp

Commission File No. 001-39794

The following is a presentation presented by Forge on February 17, 2022.

The Private Market Future Starts Now ANALYST DAY 2022

Disclaimer Disclosures This presentation has been prepared for use by Motive Capital Corp (“Motive”) and Forge Global, Inc. (“Forge”) in connection with their proposed business combination. This presentation is for information purposes only and may not be reproduced or redistributed, in whole or in part, without the prior written consent of Motive and Forge. Neither Motive nor Forge makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation. The information in this presentation and any oral statements made in connection with this presentation is subject to change and is not intended to be all-inclusive or to form the basis of any investments decision in Motive. This presentation does not constitute either advice or a recommendation regarding any securities. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own decisions and perform your own independent investment and analysis of an investment in Motive and the transactions contemplated in this presentation. This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. Neither this document nor the information contained herein was prepared, distributed, made available or otherwise used by Forge Securities LLC or Forge Global Advisors LLC or any of their associated persons and is not intended for their customers/potential customers or clients/potential clients, respectively. Forward-Looking Statements Certain statements in this presentation may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding Motive’s or Forge’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: (i) the size, demand and growth potential of the markets for Forge’s products and services and Forge’s ability to serve those markets, (ii) the degree of market acceptance and adoption of Forge’s products and services, (iii) Forge’s ability to develop innovative products and services and compete with other companies engaged in the financial services and technology industry, and (iv) Forge’s ability to attract and retain customers. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “ anticipate,” “believe,” continue,” “ could,” “ estimate,” “ expect,” “ intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “ should,” “ strive,” “would” and similar expressions may identify forward- looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Motive’s registration statement on Form S-1, the proxy statement/prospectus contained in Motive's Registration Statement on Form S-4 relating to the business combination filed by Motive with the Securities and Exchange Commission (the “SEC”) and other documents filed by Motive from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Motive and Forge assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Motive nor Forge gives any assurance that either Motive or Forge will achieve its expectations. 2

Financial Data and Use of Projections and Illustrative Presentations The financial information and operating metrics contained in this presentation are unaudited and do not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement filed by Motive relating to the business combination and the proxy statement/prospectus contained therein, and remains subject to amendment and change. You should read carefully and rely only on the registration statement on Form S-4 filed by Motive related to the business combination and the proxy statement/prospectus contained therein, including any amendments and supplements thereto, as well as all other information filed or furnished by Motive with the Securities and Exchange Commission. The financial projections, estimates, targets and illustrative presentations in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Motive’s and Forge’s control. While all financial projections, estimates, targets and illustrative presentations are necessarily speculative, Motive and Forge believe that the preparation of prospective or illustrative financial information involves increasingly higher levels of uncertainty the further out the projection, estimate, target or illustrative presentation extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, estimates and targets. The inclusion of financial projections, estimates, targets and illustrative presentations in this presentation should not be regarded as an indication that Motive and Forge, or their representatives, considered or consider the financial projections, estimates, targets and illustrative presentation to be a reliable predictions of future events. Further, illustrative presentations are not necessarily based on management projections, estimates, expectations or targets but are presented for illustrative purposes only. The projections were prepared in good faith by Forge’s management in July 2021 connection with Motive's evaluation of the potential business combination with Forge and based on their reasonable best estimates and assumptions with respect to the expected future financial performance of Forge at the time such projections were prepared and speak only as of that time. Neither Motive, Forge nor any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error or any of the projections otherwise would not be realized. The financial projections, estimates, targets and illustrative presentations contained herein were based on numerous variables and assumptions made by Forge management at the time prepared with respect to matters specific to Forge, and are subject to change. The Forge management team considered the following material estimates and hypothetical assumptions with respect to the development of the projected financial information contained herein: projected 20-26% growth of revenue less transaction-based expenses through 2023; and assumed capitalization of internally developed software starting in 2022. In developing the projections and the material estimates and hypothetical assumptions with respect to revenue less transaction-based expenses growth rates, Forge management considered, among other things, the following assumptions: continued expansion in the number of private companies traded on Forge's platform, along with additional employee interest in liquidity options for existing customers; corresponding growth in opportunities for Forge Company Services to assist these growing private companies with liquidity programs for employees and investors; increased customer base through expanded marketing programs and increased brand awareness of Forge's product offerings; expanded geographic opportunities arising out of the growth in private company unicorns globally in primary overseas markets in Asia and Europe; continued improvement in technology, increasing efficiency and productivity; growth in Forge Trust accounts, driving increase in custodial revenue opportunities; and growth in revenue from Forge's recently launched Forge Data product offering. Disclaimer 3

Financial Data and Use of Projections and Illustrative Presentations (cont.) These assumptions and estimates are subject to numerous risks and uncertainties, including those identified herein and in the Registration Statement on Form S-4 under the heading “Risk Factors” and elsewhere and in other information filed or furnished from time to time by Motive with the Securities and Exchange Commission. Motive and Forge undertake no obligation to, and expressly disclaim any obligation to, publicly release any updates or any changes in their expectations, or any change in events, conditions, or circumstances on which the projections, estimates, targets and illustrative presentations or any other forward-looking statement contained herein is based. Use of Non-GAAP Financial Metrics This presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as Adjusted EBITDA. These non-GAAP measures are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation. Forge believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Forge. Forge’s management uses forward-looking non-GAAP measures to evaluate Forge’s projected financials and operating performance. In addition, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore, Forge’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Use of Other Data The data contained herein is derived from various internal and external sources. All of the market data in the presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Further, no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Motive and Forge assume no obligation to update the information in this presentation. Participation in Solicitation Motive and Forge and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Motive’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Motive’s directors and officers in in the definitive proxy statement/prospectus filed with the SEC on February 14, 2022. To the extent that holdings of Motive’s securities have changed from the amounts reported in the definitive proxy statement/prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Motive’s shareholders in connection with the proposed business combination is set forth in the definitive proxy statement/prospectus, filed by Motive with the SEC, as it may be amended and supplemented. Investors and security holders of Motive and Forge are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirely because they contain important information about the proposed business combination Investors and security holders can obtain free copies of the proxy statement and other documents containing important information about Motive and Forge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Motive can be obtained free of charge by directing a written request to Motive Capital Corp., 7 World Trade Center, 250 Greenwich Street, FL 47, New York, New York 10007. Disclaimer 4

Trademarks This presentation contains trademarks, service marks, trade names and copyrights of Motive, Forge and other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended in, and does not imply, a relationship with Motive, Forge or any of their respective affiliates, or an endorsement or sponsorship by or of Motive, Forge or such affiliates. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, (c) or (r) symbols, but Motive and Forge will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Important Information About Motive Partners In these materials, references to “Motive Partners” generally refer to Motive Partners GP, LLC, collectively with its affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Motive Fund”). Motive is sponsored by Motive Capital Funds Sponsor, LLC (the “Sponsor”), which is an affiliate of Motive Partners. However, Motive is an independent publicly traded company, and not affiliated with Motive Partners. Motive Partners has not and is not providing investment advice to any person in connection with the matters contemplated herein, including Motive, the Sponsor or Forge. This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Motive Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Motive Fund may only be made by such Motive Fund pursuant to the offering documents for such Motive Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Motive Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Motive Fund. The information contained in this material is superseded by, and is qualified in its entirety by reference to such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations. Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Motive Fund will achieve results comparable to those presented herein, or that any Motive Fund will be able to implement its investment strategies or achieve its investment objectives. A Motive Fund’s investment and applicable investment restrictions may differ from those historically employed by Motive Partners, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed by Motive Partners has previously invested. The investments, transactions and operational activities of Motive Partners contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Motive Partners, its affiliates and their respective officers, directors, partners, members, employees and/or advisors. Disclaimer 5

1. Our Vision and Market Opportunity Kelly Rodriques, Chief Executive Officer Multi-Pronged Growth Strategy Jose Cobos, Chief Operating Officer Q&A Break 25 min 10 min 15 min 5 min 2. 3. Complementary Pillars to Success/ Product Demos Pillar Executives/ Forge Data & Forge Markets Q&A Break Marketing Strategy Megan Hanley, Chief Marketing Officer 80 min 15 min 5 min 10 min 4. 5. Robust Technology Platform Nick Grabowski, Chief Technology Officer Financial Overview Mark Lee, Chief Financial Officer Q&A 10 min 15 min 15 min 6.

1 Our Vision and Market Opportunity Kelly Rodriques Chief Executive Officer FinTech executive with more than 33 years of experience Previously CEO of PENSCO (acq. NASDAQ:OPB), Totality (acq. NYSE:VZ) and Novo (acq. EPA:PUB) Totality

4.0 12.0 19 99 2021 Median Age of Tech Companies at IPO (years)(1) $493 $3,025 19 99 2021 Median Valuation of Tech Companies at IPO ($mm)(1) Companies Are Staying Private Longer and Accruing More Value While Private 1) Source: Initial Public Offerings: Updated Statistics, Jay R. Ritter, Warrington College of Business, University of Florida, January 5, 2022. 2) Note: Valuations expressed in nominal dollars; not adjusted for inflation. 8-year increase 6.1x increase(2) 8

Companies Today Can Generate Billions in Private Market Value In 12 years… 08 20 $47.0bn of Value Created in PRIVATE Markets Company Founded IPO at $47B Market Value Company Founded IPO at $438M Market Value Valuation Passes $50B $49.6bn of Value Created in PUBLIC Markets 95 97 09 9

Creating An Attractive, Rapidly Growing Private Market Opportunity 1) Source: BusinessToday: A Year of Unicorns; December, 24, 2018. 2) Source: CBInsights, The Complete List Of Unicorn Companies; January 27, 2022. 3) Source: Competing for Growth, 2021 edition of the Wealth and Asset Management report by Oliver Wyman with Morgan Stanley. 4) E = Estimated. 260 ($0.9T) 986 ($3.2T) 2018 2022 Number and Market Cap of Unicorns (1) Private Market AUM(3,4) $7T $13T 2020 2025E 726 New Unicorns $2.3T Market Cap Added 13% CAGR (2) 10

With Potential For Attractive Returns 1) Source: Pitchbook, Y-Charts, Nasdaq, SEC Edgar. Last private financing prices adjusted for subsequent stock splits to allow for appropriate comparisons. Only includes formerly VC-backed, U.S. companies listing on the NYSE or NASDAQ. Analysis tracks the change in price for an individual share at last private financing, and therefore does not factor in potential tax implications or management and performance fees that may be associated with investments in private markets. Analysis as of July 3 2021. 2010-2020 Post-IPO 12-Month Returns of U.S. VC-Backed Companies(1) While IPO returns have exceeded that of the broader indices, the average performance of those companies since their last pre-IPO private financing have far surpassed both 37% 277% IPO Price Last Pre-IPO Private Financing 11

Despite the Opportunity, the Private Markets Have Historically Lacked… 12 Liquidity Lack of technology, volume, standardized processes and documentation leads to an inefficient and illiquid market Access Investment levels can be prohibitively high and access to private company shares is limited Transparency Lack of information, disclosures and pricing intelligence creates uncertainty and reduces confidence in the market

Powering an accessible and transparent private market By giving people the ability to buy and sell private shares in some of the world’s most innovative companies, we help all who participate in the private market economy accelerate destiny.

Forge Creates Mission Critical Infrastructure For Private Markets Forge Company Solutions Software solution purpose built for private companies to easily administer primary and secondary financing events Forge Data Provides market participants the information, intelligence and insight to confidently navigate, analyze and make investment decisions in the private market Forge Markets Online trading platform that connects potential investors with private company shareholders and enables them to efficiently facilitate private share transaction Forge Trust Non-depository trust company that enables clients to securely custody and manage non-liquid assets through a robust and user-friendly online portal 14 MARKETS COMPANY SOLUTIONS CUSTODY DATA

Pillars Work Synergistically and Drive Significant Network Effects THE FORGE PLATFORM IN ACTION – Illustrative Example: Forge Runs 200-Person, Market-Priced Liquidity Program This drives more scale making us more valuable to private companies and customers alike The 200 sellers become Forge customers driving more transactions and volume on the marketplace The buyers (now equity holders) may become Forge Trust customers increasing assets and generating incremental customer fees This generates a significant amount of new data that is then monetized through our data offerings, and combined with custody provides Forge the ability to build new products like stock option lending 15 MARKETS CUSTODY COMPANY SOLUTIONS DATA

Additional Scale in the Four Pillars: Volume Begets Volume 1) Unique users across both Forge and legacy SharesPost platforms as of December 31, 2021. 2) From inception until December 31, 2021. 3) Trades have taken place with either a buyer or seller from 70 different countries. 4) $125MM of 2021E Revenue less Transaction Expenses, representing 75%+ growth on 2020A Pro Forma Revenue less Transaction Expenses. 450+ GLOBAL PRIVATE COMPANIES(2) 70 COUNTRIES(2,3) 447k REGISTERED USERS(1) 140k ACCREDITED INVESTORS(1) 1,223 INSTITUTIONS(1) $12bn+ TRANSACTION VOLUME(2) Private Market Ecosystem 21,000+ TRADES(2) $125mm 2021E REVENUE(4) 16

Forge Brings Access, Insight and Liquidity To… Opening and Accelerating the Private Markets The Innovative CEO who wants her company to stay private so she can retain her employees as long as it takes to achieve her long-term vision The Dedicated Employee who needs to pay for her child’s college tuition or buy a home today and can't afford to wait for her company to go public The Passionate Investor who knows that investors in the last round of a private company before IPO often see outsized gains when compared to public market investments, but has historically lacked access to this investment class Institutions who provide clients investment opportunities in attractive private stocks 17

Global Roster of Blue-Chip Private Companies Note: Represents private companies transacted on the Forge and SharesPost platforms since inception Palantir LYFT Pinterest 18

Forge is Only Scratching the Surface of its Market Opportunity 1) Source: Based on Forge Internal Data. Unicorns Traded on Forge Platform defined as number of private companies with estimated enterprise value (EV) exceeding $1BN that have traded in 2021. 2) Source: CBInsights, The Complete List Of Unicorn Companies; January 27, 2021. 3) Source: Based on Forge Internal Data. Forge LTM Turnover defined as total volume traded on the Forge platform in 2021 divided by estimated aggregate issuer enterprise value (EV) for traded private companies. Each individual issuer enterprise value is estimated based on publicly available data. If volume is traded on multiple occasions for the same issuer, that issuer’s EV is not double counted. 4) Source: World Federation of Exchanges. Calculated as Global Volume Traded as of November 2020 LTM divided by Global Market Cap as of November 2020. Increase In Private Companies # of Unicorns on Forge (as compared with total) 0.2% 126% Forge LTM Turnover Global Cash Equity Turnover (4) Increase In Trading Velocity % of Total Value Traded 169 986 Unicorns Traded on Forge Platform in 2021 Total # Unicor ns (3) (2) (1) 19

Why Forge Wins Source: Management Estimates. Institutional Institutional Institutional Individual 20 Institutional Bulge Bracket Banks Comprehensive Platform / “Four Pillars” Individual & Institutional Scaled Trading Platform Proprietary Trading Data Extensive Private Markets Expertise International

Our Team and Culture Are Critical Factors to our Success We are Humble Exemplify excellence without arrogance. We respect, listen to, and learn from others while acting out of care. We are Accountable Sign up, commit, and deliver. We take ownership while thoughtfully holding others accountable. We are Bold Embody a daring spirit. We invest in relationships while practicing radical candor. 21

2021 Accomplishments

Revenue Growth

75% pro-forma growth YoY, beating 2021 guidance with $125mm in revenue[1]

Successful M&A

Completed integration with SharesPost

New Products / Services

Rolled out Forge Intelligence, launched FCS

New Partners / Investors

Brought in Temasek, Wells Fargo and Deutsche Börse

Supportive Investment

ION Group and Motive Capital Corp

Hiring

Increased headcount to over 300 employees with 120+ new hires including 7 senior executives

1) Revenue represents gross revenue less transaction-based expenses.

Forge 22

Personal Finance / Banking Public Market Trading Private Market Trading Digital Currency Wealth Management Companies Have Disrupted Traditional Financial Services through Digitization and Automation 23

2 Multi-Pronged Growth Strategy Jose Cobos Chief Operating Officer 24+ years leading operations Previously Head of Tech Capital Markets at NYSE Former Head of Internet and Digital Media Investment Banking at Cowen and Piper Jaffray, and Navy SEAL Officer

Large and Rapidly Growing Private Market Trading Opportunity 1) Source: Management estimates for total volume, velocity of trading and take rate and growth of market. Assumed global market capitalization of $4.4tn for private companies above $500mm based on data from CBInsights and Pitchbook. Management estimates of 3.0% turnover rate, equating to $131.0bn in volume and a 2.5% take rate. Key Market Size Drivers • Growing number of new unicorns • Continued expansion down market • Net take rates • Increasing trading velocity Private Market Trading TAM ($B)(1) $3 $8 2021 2026 20%+ CAGR 25

Complemented by Other Pillars Driving Significant Network Effects


~$8B Annual Revenue TAM Today
Forge Trust
$1.9B(1)
Forge Data
+$2.5B(2)
Forge Markets
+$3.3B(3)
New Opportunities
& Pillar Synergies
~$13B Annual Revenue TAM in 5 years

1) Source: Management estimates for total volume, velocity of trading and take rate and growth of market. Assumed global market capitalization of $4.4tn for private companies above $500mm based on data from CBInsights and Pitchbook. Management estimates of 3.0% turnover rate, equating to $131.0bn in volume and a 2.5% take rate.
2) Source: The Business Research Company - Custody Services Global Market Report 2021: COVID-19 Growth and Change to 2030 and Management estimates.
3) Source: CFA Institute – Future State of the Investment Profession, Preqin, AIMA and Management Estimates.

Forge 26

Partnerships: Expand Forge’s Reach and Competitive Advantage Select Partners (1) 1) Includes partnerships, investors, and other commercial relationships 27 WEALTH & ASSET MANAGEMENT CAP TABLE EXCHANGES BANKS MARKETS CUSTODY COMPANY SOLUTIONS DATA

M&A: Track Record of Success Allows Forge to seamlessly provide safe, secure, and transparent custodial services Delivers end-to-end investing experience for private market investors Creates positive network effect and works synergistically with Forge’s core product offerings Future M&A Creates a scaled leader with significant expertise and capabilities Provides opportunity to better serve both individual and institutional investors Enhances and accelerates launch of robust proprietary data offering Global Private Securities Marketplace Acquired 2020 Increase scale and leadership position Add new capabilities, products or technology Expand distribution and geographies Types of Deals We Expect to Pursue 2022+ Alternatives Custody Platform Acquired 2019 28

New Products: Forge Intelligence Example 29

International Expansion (1) Source: Pitchbook Unicorn Report, June 30 2021; International regions refers to all countries outside the United States (2) Pitchbook data provided in Euros and converted to USD at June 30 2021 closing exchange rate of 1 EUR = 1.1856 USD (Source: Pound Sterling LIVE) $0.0 $0.0 $0.1 $0.3 $0.4 $0.5 $0.8 $1.0 $1.3 $1.7 12 15 28 65 93 128 188 237 276 335 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 International Unicorns(1) Valuation CAGR of 53% $$ Aggregate Valuation (in trillions) Aggregate Count International represents 46% of Unicorns in 2021 International Unicorns(1,2) 30

Our Multi- Pronged Growth Strategy Four Pillars Growth Additional Partnerships M&A International Expansion New Products

Q&A

3 Forge Markets Jennifer Phillips Chief Growth Officer, President of Forge Markets 20 years in financial services Former President of SharesPost Financial Corp. Previously served in various roles at Silver Lake Waterman, New Evolution Ventures, Jefferies & Co. and Merrill Lynch

Liquidity From illiquid to liquid Speed From slow to fast Technology From manual to tech-enabled Transparency From opaque to transparent The Evolution of Forge Markets From Nascent to Advancing Market 34

The Evolution of Forge Markets 15k 447k 2012 2021 Cumulative Platform Registrations Cumulative Unique Companies With Completed Transactions(1) 37 470 2012 2021 959 21k+ 2012 2021 Cumulative Number of Transactions 1) Represents the number of companies transacted in and number of transactions since inception across both Forge and SharesPost as of Dec. 31, 2021. 35

Forge Markets: Features & User Experience Investor Features Search 2,100+ companies and create watchlists View 1,100+ waterfalls and issuer specific information such as management team and recent press Indicate typical investment range Place an Indication of Interest (IOI) with # of shares and price 36 Private Market Specialist Features Vet all new signups on one screen and view all live IOIs in a company Accept, reject, or email clients who have placed an IOI Review pending trades, transaction detail, and aggregate issuer data Term sheet created at transaction booking to ease processing View history of transactions brokered through the platform

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Trade Matching Engine Order Matching Continued Standardization Straight Through Process (STP) Private Markets Today Increasing Liquidity Future Growth Individual Automated LP interest and SPV ”Offerings” à Expected to lower ticket size and cost Institution Evolve private markets to deliver liquidity at scale for institutions à Automated order entry, matching and settlement Offerings LP Unit Transfers Mobile App Increased Automation drives increased trading and liquidity Forge Markets: Vision for the Future Increasing Automation 38 Private Markets of the Future

Forge’s Vision for Private Markets (Individual) Combining robust technology with leading customer experiences Continued implementation of easy-to-use self- service platform for investors and shareholders Deliver automated matching to provide a quicker, more efficient transaction experience Scale SPV business to process real-time LP unit transfers Lower minimum ticket sizes by optimizing document execution and compliance workflows Launch a mobile app with a focus on IOI management and deal flow execution 39

Forge Markets: Vision for Private Markets (Institutions) 40 Investing to help the world’s biggest institutions efficiently access the private markets Integration with order management system Direct order entry Automated, rules-based order matching Transparent order book showing the depth of market Automated clearing and settlement

3 Forge Company Solutions Adrian Ivanov SVP, Head of Forge Company Solutions 25+ years in enterprise software sales and operations Former founding executive team member and CCO at Financial Force Additional senior leadership roles at Algolia, SmartRecruiters and Oracle

Macro Factors Increasing the Need for Liquidity Solutions Employees Diversification and Personal Expenses Companies War for Talent and Employee Retention Investors Capital Return Companies Are Staying Private Longer 42

Translating into Challenges at the Company Level Employee Frustration Employees have financial needs requiring liquidity Many lack knowledge about the process Unequal access Loss of Control Companies in reactive mode No control over timing and amounts Unknown/unwanted investors on cap table Administrative Burden Lengthy ROFR processes Track down board approvals Lack of resources 43

Forge Company Solutions: Unlocking a Valuable Employee Benefit Simplified Program Management & Control Intuitive Experience for Shareholders & Administrators Scalability, Security & Reliability of Forge platform Liquidity Program Capabilities 44

Forge Company Solutions: Enabling Company Sponsored Liquidity Programs Select Employees & Shareholders Valuation Determined by Market Buyers Determined by Market and Approved by Company The Market-Based Program Private Company maintains full control over secondary transactions for approved employees Select Employees & Shareholders Buyer: The Company or Existing Investor(s) Pre-Determined Price The Tender Offer Private Company conducts tender offer program for approved employees and shareholders at a pre-determined price 45

Forge Company Solutions: Palantir Case Study Note: Secondary trade dates are represented as the day a purchase agreement was signed by buyer and seller. Secondary prices are shown as the volume weighted average price for all trades on a given day. Price Per Share Secondary Market Trading Public Market Trading Secondary Market Trade (VWAP) Secondary Market Volume 0 50,000 100, 000 15 0,000 200,000 250,000 300,000 350,000 400,000 450,000 500,000 $0.00 $2.00 $4.00 $6.00 $8.00 $10.00 $12.00 4/1/2020 5/1/2020 6/1/2020 7/1/2020 8/1/2020 9/1/2020 10/1/2020 6/11/20 First media reports of a possible Palantir direct listing 9/29/20 Reference price $7.25 Volume 9/30/20 Closing price on first day of public market listing $9.50 8/29/20 Last secondary trade activity $9.40 IPO Significant Trading and Price Discovery on Forge Platform 46

Forge Company Solutions: Benefits to Forge Drives sellers / supply to Forge Markets Forge Company Solutions Sellers potentially become accredited investors and return as buyers Deepens relationship with issuers by providing technology to solve liquidity issues Generates incremental data and insight for Forge Data 47

3 Forge Data Vidya Eashwer SVP, Head of Forge Data 18+ years creating and executing innovative FinTech technology strategy Former Head of Technology, Edge Systems, at Intercontinental Exchange, and Managing Director of IT at the New York Stock Exchange managing international teams

Blurring Lines Between Public and Private Markets with Forge Data Quality market data is key to narrowing the gap between public and private markets. Private Market Powered by Forge Trade Pricing Volume Information Buy/Sell Interest Comparative Analytics Aggregated Market Data Sources(1) Implied Valuation Public Market Private Market 49 1) Represents future capabilities for Private Market Powered by Forge Source: Management Estimates Note: Fully shaded circles represent “substantial”, 3⁄4 shading represents “adequate”, 1⁄2 shading represents “moderate”, 1⁄4 shading represents “limited” and no shading represents “none”

Strong Demand for Market- Related Data Presents Significant TAM Opportunity 1) Data Revenue as a % of Total Revenue Less Transaction-Based Expenses shown on a Q1 2021 LTM basis. 2) Source: NASDAQ Q1’21 Earnings Presentation, 2020 10-K – calculated as (Investment Intelligence + IR and ESG Services Revenue) / Total Revenue Less Transaction-Based Expenses = ($955mm + $218mm) / $3,053mm = 38%. 3) Source: ICE Q1’21 Earnings Presentation, 2020 10-K – calculated as (Data and Conn. Services + FI Data and Analytics + Other Data and Network Services + Mortgage's Data and Analytics) / Total Revenue Less Transaction- Based Expenses PF For Ellie Mae = ($804mm + $523mm + $1,037mm + $70mm) / $6,708mm = 36%. 4) Source: Pitchbook website – newsletter subscribers as of June 29, 2021. 5) Source: CBInsights website – newsletter subscribers as of June 29, 2021. Data Revenue as % of Total for Select Exchanges(1) Number of Subscribers 38% $1,173mm Data Revenue 36% $2,434mm Data Revenue 960K+ Subscribers 725K+ Subscribers 50 (2) (3) (4) (5)

Forge Data: Bringing Insight and Transparency to the Private Markets 51 Firmographic Data Deep company data for top private market issuers • Funding round data • Valuations • Investors • Source Docs Market Data Proprietary data sourced from secondary trading platforms • Prices (close, VWAP) • Buy/Sell interest • Transaction structure / class • Size and volume Data Analytics Insights and analyses to inform investment and trading decisions • Indices & benchmarks • Comparable company analyses • Sentiment signals • News • Exit scenarios / waterfalls Forge Data Exclusive Forge Data Exclusive

52

“Adit employs Forge Data on a regular basis across our entire portfolio, and Forge Data has facilitated Adit doing more transactions with Forge. As more and more securities trade on the secondary market, Forge Data generates more data points for us to analyze. It is an essential part of our investment process. Simply put, investing in the private markets without Forge Data is like driving a car at night without headlights.” – Eric Munson, Adit Ventures “Forge Data enables us to stay up to date on secondary transactions and private company filings. The platform is very helpful for due diligence and valuation of late- stage growth opportunities.” – Jonas Grankvist, Liberty Street Advisors, Inc. “

Forge Data: Critical Component of Private Market Investing 54 Forge Markets Data-driven investing improves trading volume and liquidity on the Forge platform… Forge Data …leading to increased depth and breadth of information provided through Forge Data… Private Market Participants …resulting in enhanced investor confidence and promoting asset class adoption

3 Forge Trust Drew Sievers SVP, President of Forge Trust 30+ years investing in and building FinTech companies Former CEO and Board Chair at Harvest Savings & Wealth (acq. NYSE:ENV), former CEO and Co-Founder mFoundry (acq. NYSE:FIS), Managing Partner at Operative Capital

Forge Trust: Custody and Services to Support the Private Market

40+ Years

Deep experience holding clients' investments in both alternative & traditional assets enhances credibility.

$14bn Assets[1]

Technology-driven partnerships bring high-quality assets onto our platform.

2mm+ Accounts[1]

Experience serving a large number and variety of clients informs future offerings.


Forge
Portfolio
Hi Jane
TRADE
$5,600,000.00
$5,571,180.00
MANAGE
Account Performance
Asset Allocation
Active Orders
Assets
Dashboard

Note: Screenshot represents example of design capability powered by Forge Trust APIs.
1) Numbers as of December 31, 2021.

Forge 56

The Role of Custody at Forge Safekeeping & Efficiency Safe custody and efficient transfer of private shares and alternative assets between buyers and sellers. • Alt IRA Custody • Alt Taxable Custody • IRA CaaS • New emerging services Demand Generation Custody’s large account and partner ecosystem drives new buyers of private shares for Forge Markets as well as new clients for Forge Data. • Custodial accounts across Alt IRA, IRA CaaS, and Alt Taxable systems • CaaS and Alt IRA partners Supply Generation Custody’s supporting services help create private share supply for Forge Company Solutions. • Cashless exercise • Option Lending • Share Lending Ultimately, the combination of these functions creates an ongoing relationship with Forge’s customers. 57 Unlocking Liquidity Custody’s ability to create accounts that hold private shares creates situational awareness to help customers unlock liquidity. • Custody shares bought • Custody shares to sell

Q&A

4 Marketing Strategy Megan Hanley Chief Marketing Officer 29+ years creating customer and enterprise value & building successful brands through marketing Former CMO at Freedom Financial Network and ShopRunner Additional leadership roles at Microsoft, Helix and Esurance

Our Approach Current Success Positioning Forge as leader in trading Establishing a foundation of organic growth Building a growth channel strategy for sellers Leveraging human interaction to engage and build trust Future Success Changing the conversation around liquidity Using our unique data to engage participants and build our brand Building engaging experiences across web and mobile to extend customer experience Cross-pillar audience engagement that drives higher LTV 60 60

Our Marketing Strategy Awareness & Perception First Experience Lifetime Value Engagement 61

Change the Conversation 1) 2021 Coverage 62 Awareness & Perception First Experience Lifetime Value Engagement

Extend Paid and Organic Growth Programmatic Investment Drives Growth 63 Awareness & Perception First Experience Lifetime Value Engagement Reddit LinkedIn Product Hunt

Drive Engagement ACTIVATION: Educate and Nurture Answer questions, educate and build trust with user CONVERSION: Close the Deal Support the broker relationship development and trust building through nudges, tips and tools 64 Awareness & Perception First Experience Lifetime Value Engagement

Drive Engagement Illustrative Employee Shareholder Sales Experience* 65 Awareness & Perception First Experience Lifetime Value Engagement Talk to a Broker AWARENESS CONSIDERATION ENGAGEMENT Product Research Explore on Social Closed Sale Research Taxes Add a Holding Submit IOI Email Sign Up Podcast Ads Social Ads Personal Finance Influencer Brand Onboarding Resource Center Welcome Email Product Onboarding Personal Outreach Virtual Event Product Nudge Gamified Experience Personalized recommendati ons Evaluate Investmen t Opportuni ties Investme EXPAND *Note: we’ve begun an exercise to map our employee shareholder customer journey and will have an actual map in Q1

Expand Lifetime Value 66 Awareness & Perception First Experience Lifetime Value Engagement Talk to a Broker AWARENESS CONSIDERATION ENGAGEMENT Product Research Closed Sale Research Taxes Add a Holding Submit IOI Email Sign Up Podcast Ads Social Ads Personal Finance Influencer Brand Onboarding Resource Center Welcome Email Product Onboarding Personal Outreach Virtual Event Product Nudge Gamified Experience NPS & Referrals Personalized recommendations Evaluate Investment Opportunities First Investment EXPAND Meaningful Opportunities to Expand Lifetime Value: Turning Sellers into Investors *Note: we’ve begun an exercise to map our employee shareholder customer journey and will have an actual map in Q1

Our Focus in 2022 Corporate Brand Position Forge as our customers’ first choice for engaging in the private market Educate and Attract New Customers Focus on employees and companies; build content and tools to educate and engage customers Customer-Centric Culture Deepen understanding of our customers and infuse empathy across the organization Customer journey mapping Customer stories Voice of the Customer Thought leadership Brand execution Data and insights Private company employees Private company founders 67

And just last week… Highlights 65K+ reads of our Private Market Update 700+ registrations for Future Private webinar Attendees from large institutional investors, VCs, private company leadership 68

5 Robust Technology Platform Nick Grabowski Chief Technical Officer 22+ years building technology to enable growth Former VP of Architecture and R&D at Charles Schwab Additional executive leadership roles at Yola.com and Ebates

Technology: Where we are today Team of 100+ people and growing Agile / Pairing software development process 100% public cloud (no on prem tech) Distributed & decoupled systems with full HA and multi- region backups Cross pillar tech facilitates 2.5 million+ accounts 1M+ requests per day through web and API 99.99% or greater uptime over the past 6 months 70 Dynamic app scaling based on load Web/API Services architecture Cybersecurity framework: Identify, Protect, Detect, Respond, Recover

Technology: A Digital First Mindset Forge has a 12 year head start developing a robust tech platform, purpose built to solve the challenges of the private market Our tech strategy is predicated on leveraging proprietary and SaaS technology to drive exponential scale The technology powering the 4 pillar strategy is differentiated and accelerates our leadership position

Robust tech platform, purpose built to solve the challenges of the private market Our platform‘s challenge is to digitize an historically offline process and address the complexities of the private market: ROFR, fund seat limits, regulatory constraints, limited sell side availability, and opaque pricing & information… to name a few. Transparency of trade pricing and market interest Digital sourcing of buyers and sellers Online processing from indication of interest to order matching to trade settlement Opaque Pricing Lack of Awareness Offline, Manual Processing Transparent Pricing Highly Visible Online, Digital Processing Challenge Leveraging Our Technology Solution

Our tech strategy leverages proprietary and SaaS technology to drive scale Our Technology Scales the Private Market Forge tech is expected to serve 100x the market we serve today. Our tech strategy is designed specifically to thrive in an API and SaaS-enabled world. Forge tech will be critical in enabling our pillars to exchange data and provide an integrated service offering to our clients. • Publishing APIs to our clients and our pillars • Integrating our 4 pillars, our scale & diversity can flank our competitors • Leveraging the Public Cloud / SaaS, building above the value line Markets FCS Data Trust

Technology powering the 4-pillar strategy accelerates network effects Issuer DB (iCMS) Market Data Service Security Master Data Warehouse Cloud Custody Order Matching & Execution Platform We are building technology which enables each pillar to benefit the other, making the whole stronger than the sum of its parts

Technology Initiative Highlights New and improved offerings and fund unit transfer solutions Continued improvements focused on reducing time / costs of trades and maximizing automation Continued optimization of buyer and seller sourcing Offering FIX-based APIs to institutions Mobile app Marketplace SAAS solution for market- based tender and systematic liquidity programs Integration with 3rd party cap table providers Integration of lending solutions for participants Company Solutions Sourcing & integration of additional private market data New distribution methods for our transactional data (API and file based) Integration with 3rd party data sources to further enhance private market data offering Data Build out of taxable and non-taxable custody account as a service Addition of assets (i.e. private shares, crypto) Continued improvements on alt IRA user experience & journey Trust 75

6 Financial Overview Mark Lee Chief Financial Officer 35+ years in financial business strategy and operations Former COO PENSCO Trust Company, CFO Stanford Management Company, Group CFO Charles Schwab Additional roles at Goldman Sachs, Barclays Global Investors

Diversified and Synergistic Revenue Streams 1) Forge’s volume is defined as the aggregate value of the issuer company’s equity attributed to both the buyer and seller in a trade; Forge typically captures a commission on both sides, and as such a $100 trade of equity between buyer and seller would be captured as $200 volume for the Company. Transaction-Based Revenue Fee-Based Revenue Subscription- Based Revenue Take Rate Volume(1) Take rate based on transacted volume, both supply and demand on the core marketplace Recurring revenue from account fees, cash management fees, transaction fees and other fees on Forge Trust Recurring annual subscription fee for data product for Forge Data Transactions Fees Subscriptions Fee per Account Accounts Annual Subscription Subscribers 77

Attractive Growth 1) Revenue Less Transaction-Based expenses represents Gross Revenue less transaction-based expenses. 2) Pro-Forma numbers include full year effect of SharesPost including the periods in which it was a standalone entity (January 1, 2020 – November 8, 2020); reported numbers only include SharesPost numbers as of acquisition on November 9, 2020. 3) Based on preliminary full-year 2021 unaudited actual results; subject to change pending Forge's 2021 audit. 4) See "Forward-Looking Statements" and "Financial Data and Use of Projections and Illustrative Presentations" at the beginning of this presentation. Revenue Less Transaction-Based Expenses(1) ($mm) YoY Growth % GAAP 160% 19-22% Pro-Forma(2) 75% 48 $71 $125 $149 – 153 PF 2020A 2021A 2022P (2) Completed merger with SharesPost in Nov-2020 (4) 78 Previous Estimate $123 (3,4)

Beyond 2022, Forge is targeting 20-25% long-term annual organic revenue growth 79 Expanding client base through increased sales & marketing spend 1 Drive supply-side volume through FCS initiatives 2 Drive buy-side volume through global institutional / strategic partnerships 3 Ramp up Forge Data 4 International expansion 5 Key Drivers of Growth

Trading Volume and Annual Net Take Rate Note: Pro-Forma numbers include full year effect of SharesPost including the periods in which it was a standalone entity (January 1, 2019 – November 8, 2020). $1.7 $1.9 $3.2 PF 2019 A PF 2020A 2021A 2.4% 2.6% 3.3% PF 2019 A PF 2020A 2021A Key Drivers of Take Rate § Size of transaction § Type of structure § Type of buyer / seller § Use of external broker Trading Volume ($bn) Annual Net Take Rate 80 YoY Growth % Pro-Forma 12% 71%

Private Company Trends Note: All figures shown are presented on a pro-forma basis to include SharesPost. 1) Represents cumulative issuers since inception. 2) Concentration defined as percentage of revenue less transaction-based expenses. Private Company Concentration(2) Growth in Distinct Private Companies Traded 91 144 161 219 221 297 364 470 2018 2019 2020 2021 Distinct Private Companies Cum ulative Private Companies 40% 59% 60% 41% 2018 2021 All Other Top 10 Private Companies (1) 81

2021 Volume Mix %(1) Counterparty Trends Note: All figures shown are presented on a pro-forma basis to include SharesPost; counterparties represent unique entities that traded on the platform. 1) Client Type is a self-attributed field and is not verified by Forge and SharesPost. 2) % of counterparties / institutions that trade more than once stats calculated as a percentage of total unique counterparties / institutions since 2018. of individual investors trade more than once(2) of institutions trade more than once(2) Total Counterparties in Period and Total Trades (000s) Total Counterparties Total Trades Individual 47% Institutional 53% 0.8 2.8 0.6 2.4 2018 2021 31% 50% 82

Seller Concentration(1) Counterparty Trends Note: All figures shown are presented on a pro-forma basis to include SharesPost; counterparties represent unique entities that traded on the platform. 1) Concentration defined as percentage of revenue less transaction-based expenses. Buyer Concentration(1) 56% 83% 44% 17% 2018 2021 Top 10 Buyers All Other 68% 86% 32% 14% 2018 2021 Top 10 Sellers All Other 83

Investing in Growth Technology Sales & Marketing Public Readiness, Systems & Infrastructure • Increased technology spend leads to improved technological capabilities and automation, which increases private market specialist / operations productivity • Additional product enhancements with Forge Company Solutions and Forge Data • Near-term technology headcount expected to grow 40% YoY • Growth focused on increasing the sales & marketing efforts within the four pillars, ~50%+ headcount growth expected YoY • Building out Forge Company Solutions, Forge Data and strategic partnerships • Near-term total marketing spend expected to grow 42% YoY • Expansion of compliance, finance, legal, risk management, and IR/PR functions as Forge completes the process of trading publicly • Likely one-time lift in near term and not expected to grow at same rates in future years Sales & Marketing and Technology Headcount 71 218 2020A 2022P 3x Growth 84

Improving Cost Structure and Adjusted EBITDA Margin Expansion 1) Actuals represent unaudited financials; 2021 (Q3 YTD) represents January 1 – September 30, 2021. See page 94 in the appendix for Non-GAAP EBITDA reconciliation. 85 ($7) $3 $10 2019A 2020A 2021 (Q3 YTD) Historically, Forge has been profitable on an Adjusted EBITDA basis; Forge expects to remain profitable in the future even while investing for growth Forge is targeting 20-30% Long- Term Adjusted EBITDA Margins Adjusted EBITDA(1) ($mm)

Financial Highlights 1) 2020A-21A CAGR calculated on a pro-forma basis to include full year effect of SharesPost including the periods in which it was a standalone entity (January 1, 2020 – November 8, 2020); 2021 numbers based on preliminary full- year 2021 unaudited actual results, and are subject to change pending Forge's 2021 audit. 2) Since 2017, Forge’s EBITDA margins have been 6% to 8%, with the exception of 2019. 86 Proven Historical Revenue Growth • 75% Pro-Forma 2020A-21E YoY Growth • 46% PF 2020A-22P CAGR (1) Strong Foundation for Future Growth with Ability to Scale • Growing Customer Base With 2,800+ Counterparties • 470 Private Companies Transacted in Since Inception • $12B+ in Transaction Volume Since Inception • Significant Upside to Increase Unicorns Traded and Users Expected 20-25%+ Long-Term Organic Revenue Growth • Investing in Marketing / GTM to Drive Customer Acquisition • Continued Expansion of Companies on Platform Driven by FCS • New Products: Forge Data, Stock-Option Lending, Other • International Expansion Opportunities Record of Adjusted EBITDA Profitability Since 2017(2) • 6-8% Historical Adjusted EBITDA Margins • 20-30% Long-Term Adjusted EBITDA Margins

Closing Remarks

Comparable Companies / Valuation

	Forge	High Growth FinTech	Fixed-Income Trading Platforms	Large Global Exchanges	Mean[4]
Selected Peers	Forge	shopify, adyen, bill.com, affirm, lightspeed	MarketAxess, Tradeweb	NASDAQ OMX, ICE, DEUTSCHE BÖRSE GROUP	
2022E Net Revenue Growth[1,2,3]	23%	46%	12%	5%	27%
EV / 2022E Net Revenue[1,2,3]	10.7x	17.7x	16.7x	9.6x	15.0x
EV / 2022E Net Revenue / 2022E Growth[1,2,3]	0.5x	0.5x	1.4x	2.0x	1.1x
Key Considerations on Comparability to Forge		✓ Similar monetization models on transaction volume and data with high, sustainable financial growth profile ✓ Large TAM that is underserved by current providers × Serving different end markets	✓ Alternative asset liquidity provider with advanced digital platforms and data solutions × Large focus on fixed income products and services × Lower growth relative to Forge	✓ Trading and data platforms with similar business model × Scaled players for primarily listed assets with mature growth and margin profiles × Low growth relative to Forge	

1) Net Revenue (Revenue less Transaction Expenses) shown for Forge; Revenue metrics for Shopify, Lightspeed and Bill.com based on gross revenue.
2) Metrics based on the median of the relevant comp set.
3) Based on FactSet as of February 14, 2022.
4) Represents weighted average across selected peer groups, in which the weights are the number of companies in each group divided by the total number of selected

Forge

Forge Investment Highlights 89 Addressing a Large and Rapidly Growing Global Opportunity Leading Technology Offers a Superior User Experience and Trusted Digital Strong Network Effect Will Continue to Drive Growth and Build Competitive Advantage Impressive Financial Performance Experienced Management Team that Drives Growth and Shareholder Value Investment from Motive and ION Participate in Growth of the Private Markets Through A Public Infrastructure Play

Q&A

Appendix

Historical Financials 1) 9 Months 2021 represents January 1 – September 30, 2021 and is based on preliminary unaudited actual results; subject to change pending Forge's 2021 audit. 2) Adjusted EBITDA adds back depreciation and amortization, unrealized gains / loss, stock-based compensation, and acquisition costs to Net Income; see page 94 in the appendix for Non-GAAP EBITDA reconciliation. Revenues $27,710 $51,644 $98,386 Transaction-Based Expenses 3,661 3,888 3,174 Total Revenue Less Transaction-Based Expenses $24,049 $47,756 $95,211 YoY Growth % 99% 221% Total Operating Expense $38,696 $55,373 $99,484 Operating Loss ($14,646) ($7,617) ($4,272) Non-Operating Expenses / (Income) $592 $2,095 $7,867 Net Loss ($15,238) ($9,712) ($12,139) Adjusted EBITDA(2) ($6,832) $2,783 $10,233 Adjusted EBITDA Margin % (27%) 6% 11% Actuals(1) Actuals(1) ($ in 000's) 2019A 2020A 9 Months 2021 P&L 92

Financial Disclosures 1) Actuals represent unaudited financials; pro-forma numbers include full-year effect of IRA Services including the periods in which it was a standalone entity (January 2019 – October 2019; 9 Months 2021 represents January 1 – September 30 2021. Actuals(1) Actuals(1) ($ in 000’s) PF 2019A 2020A 9 Months 2021 Forge Trust Revenue $22,544 $22,404 $14,991 93

Non-GAAP Adjusted EBITDA Reconciliation 1) 9 Months 2021 represents January 1 – September 30 2021 and is based on preliminary unaudited actual results; subject to change pending Forge’s 2021 audit.; Actuals(1) Actuals(1) ($ in 000's) 2019A 2020A 9 Months 2021 Non-GAAP Adjusted EBITDA Reconciliation Net Loss ($15,238) ($9,712) ($12,139) (+) Interest Expense, Net 170 2,405 2,323 (+) Provision For (Benefit from) Income Taxes 100 (803) 199 (+) Depreciation & Amortization 445 2,406 4,137 (+) Stock-Based Compensation 7,287 4,906 9,975 (+) Change in Fair Value of Warrant Liabilities - 292 5,575 (+) Acquisition-Related Transaction Costs 404 3,289 163 Adjusted EBITDA ($6,832) $2,783 $10,233 94

Comparable Companies / Valuation

Company Name	Enterprise Value ($mm)	Net Revenue[1] CY20A	Net Revenue[1] CY21E	Net Revenue[1] CY22E	EV / Net Revenue[1] CY20A	EV / Net Revenue[1] CY21E	EV / Net Revenue[1] CY22E	Net Revenue Growth[1] CY 22E	Net Revenue Growth[1] CY20A-22E
Forge	**$1,609**	**$71[2]**	**$125**	**$151**	**22.6x**	**12.9x**	**10.7x**	**21%**	**46%[3]**
High Growth FinTech									
Shopify	$106,679	$2,929	$4,576	$6,043	36.4x	23.3x	17.7x	32%	44%
Adyen	60,888	808	1,131	1,577	75.4	53.8	38.6	39	40
Affirm	24,371	669	420	701	36.4	58.0	34.8	67	2
Bill.com	13,711	184	1,092	1,593	74.7	12.6	8.6	46	195
Lightspeed	3,173	176	464	689	18.1	6.8	4.6	49	98
Mean	**$41,765**	**$953**	**$1,536**	**$2,121**	**48.2x**	**30.9x**	**20.8x**	**47%**	**76%**
Median	**24,371**	**669**	**1,092**	**1,577**	**36.4**	**23.3**	**17.7**	**46**	**44**
Fixed-Income Trading Platforms									
Tradeweb Markets	$19,011	$893	$1,076	$1,204	21.3x	17.7x	15.8x	12%	16%
MarketAxess	13,782	689	699	780	20.0	19.7	17.7	12	6
Mean	**$16,397**	**$791**	**$888**	**$992**	**20.6x**	**18.7x**	**16.7x**	**12%**	**11%**
Median	**16,397**	**791**	**888**	**992**	**20.6**	**18.7**	**16.7**	**12**	**11**
Large Global Exchanges									
Intercontinental Exchange	$84,338	$6,036	$7,146	$7,421	14.0x	11.8x	11.4x	4%	11%
Nasdaq	34,811	3,794	3,969	4,361	9.2	8.8	8.0	10	7
Deutsche Börse	34,226	2,903	3,420	3,582	11.8	10.0	9.6	5	11
Mean	**$51,125**	**$4,244**	**$4,845**	**$5,121**	**11.6x**	**10.2x**	**9.6x**	**6%**	**10%**
Median	**34,811**	**3,794**	**3,969**	**4,361**	**11.8**	**10.0**	**9.6**	**5**	**11**

Note: Based on FactSet as of February 14, 2022.

1) Net Revenue (Revenue less Transaction Expenses) shown for Forge; Revenue metrics for Shopify, Lightspeed and Bill.com based on gross revenue.
2) Pro-Forma numbers include full year effect of SharesPost including the periods in which it was a standalone entity (January 2020 – October 2020); reported numbers only include SharesPost numbers as of acquisition in November 2020.
3) CAGR shown using pro-forma 2020A revenue less transaction-based expenses includes SharesPost.

Forge 95

Motive and Forge: A Partnership of Excellence Motive’s Acquisition Criteria Proven business model with numerous opportunities to expand offering Leadership position in a massive and growing market with expected industry tailwinds Demonstrated organic growth with capacity for additional bolt-on acquisition opportunities Superior economic model with scale and growth that combines access, liquidity and custodian ecosystems Management team with a proven track record of driving revenue growth What Motive Found in Forge Scaled business model with world class pre-IPO companies already on platform First mover advantage in a massive private market which is seeing increasing demand for liquidity Track record of synergetic acquisitions Significant cross sell opportunities within current customer base Tenured senior management team with deep industry experience 96

Transaction Summary 1) Estimated cash on closing to be at least an amount equal to $140M, plus the sum of any PIPE investment. This is supported by $50M, plus an up to $90M backstop, from Motive Capital Fund Sponsor FPA. 2) Values shown at DeSPAC; excludes 13.8mm public warrants, 7.4mm private placement warrants, 1.7mm forward purchase warrants, and equity incentive pool shares. Assumes no redemptions and $100 million in cash merger consideration. 3) Excludes management cash incentive compensation. 4) Cash consideration to Forge equity holders of $100mm subject to downward adjustment based on transaction proceeds. Exercise of vested options or warrants will be added to cash on balance sheet. 5) Represents an estimate of transaction expenses. Actual amounts may vary and may include expenses unknown at this time. 6) Represents an estimate of balance sheet cash as of closing; actual balance sheet cash at September 30, 2021 was $80.5 million. 97 Key Highlights • MOTV raised $414mm with one-third warrants. In addition, Motive provided a $140M Forward Purchase Agreement which will commit $50M and the balance of $90M will backstop redemptions • $428mm of cash held on the pro-forma balance sheet(1) Capitalization ($ in mm) Equity Value $2,036 Less: Cash on Balance Sheet (428)(1) Enterprise Valuation to Market $1,609 x2022E revenue less transaction expenses of $151mm 10.7X Pro-Forma Ownership(2) Existing Forge Equity Rollover 68.8% MOTV Public Shareholders 20.3% Motive Capital Funds Sponsor 7.5% PIPE Investor Shares 3.4% Total Shares(2) 100% Implied Sources & Uses Sources ($ in mm) Seller Rollover $1,400 Cash in Trust $414 Estimated Cash on Balance Sheet $55(6) Motive Capital Funds Sponsor FPA $50 PIPE Investment $69 Total Sources $1,988 Uses(3) Stock Consideration to Seller $1,400 Cash to Secondary Repurchase $100(4) Estimated Cash on Balance Sheet $55(6) Estimated Transaction Expenses $60(5) Cash to Balance Sheet $373 Total Uses $1,988

Forge ESG Practices § Company culture key to success (Bold, Humble, Accountable) § Diversity and inclusion – training, workforce § Focused on improving DE&I § Focused on improving DE&I in 2021, hiring a DE&I consultant and pushing for more diversity in hiring practices to continue the momentum § In 2021, 40% of new hires were women § 45% of new hires were under-represented (not white) § 42% of employee headcount is female – (average female headcount for FinTech companies is 30%)(1) § 31% of leadership is female (industry average of 24% and 22% for financial services and tech, respectively)(2,3) § 6% of leadership is black (industry average of 2%)(4) and 23% is Asian Employer contributions towards health insurance and a 401K matching plan § Sponsor and support employee participation in social and philanthropic causes Social Environmental (1) (4) (5) 98 § SF Tower uses a blackwater recycling system – all water is recycled § SF Tower is LEED Platinum® certified. Building features passive solar shading, geothermal cooling and wind power generated by 4 wind turbines § Recycle and subsidize employees’ public transportation costs § Provided time off for employees to participate in clean up days (i.e. beach cleanup) § Diverse board and management team with formal committees § Healthy relationship with regulators § Separate CEO & Chairman role Governance 1) Source: Business Today, FinTech Suffers From Gender Gap; February 9, 2021. 2) Source: Deloitte Insights, Leadership, Representation, and Gender Equity in Financial Services; November 4, 2021. 3) Source: Overproof, Women in Technology Statistics (Boardroom Insiders); September 20, 2021. 4) Source: Fair Observer (Harvard Business Review), FinTech’s Problem With Race; May 11, 2021.

About Motive Capital Corp

Motive Capital Corp is a blank check company formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Motive Capital Corp is sponsored by affiliates of Motive Partners, a specialist private equity firm with offices in New York City and London, focusing on growth equity and buyout investments in software and information services companies based in North America and Europe and serving five primary subsectors: Banking & Payments, Capital Markets, Data & Analytics, Investment Management and Insurance. Motive Partners brings differentiated expertise, connectivity and capabilities to create long-term value in financial technology companies.

In these materials, references to “Motive Partners” generally refer to Motive Partners GP, LLC, collectively with its affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Motive Fund”).  Motive is sponsored by Motive Capital Funds Sponsor, LLC (the “Sponsor”), which is an affiliate of Motive Partners. However, Motive Capital Corp is an independent publicly traded company, and not affiliated with Motive Partners. Motive Partners has not and is not providing investment advice to any person in connection with the matters contemplated herein, including Motive Capital Corp, the Sponsor or Forge.

This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Motive Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Motive Fund may only be made by such Motive Fund pursuant to the offering documents for such Motive Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Motive Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Motive Fund.  The information contained in this material is superseded by, and is qualified in its entirety by reference to such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations.

Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Motive Fund will achieve results comparable to those presented herein, or that any Motive Fund will be able to implement its investment strategies or achieve its investment objectives. A Motive Fund’s investment and applicable investment restrictions may differ from those historically employed by Motive Partners, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed by Motive Partners has previously invested. The investments, transactions and operational activities of Motive Partners contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Motive Partners, its affiliates and their respective officers, directors, partners, members, employees and/or advisors.

Important Information and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving Motive Capital Corp (“Motive Capital”) and Forge (the “Merger”). This communication may be deemed to be solicitation material in respect of the proposed Merger. The proposed Merger will be submitted to Motive Capital’s stockholders for their consideration. In connection with the proposed Merger, Motive Capital has filed with the SEC a registration statement on Form S-4, containing a final proxy statement for the solicitation of the approval of Motive Capital’s stockholders and a final prospectus for the offer and sale of Motive Capital’s securities in connection with the business combination.  Motive Capital will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transaction. Motive Capital also intends to file other relevant documents with the SEC regarding the proposed Merger.  Before making any voting or investment decision with respect to the proposed Merger, investors, stockholders and other interested persons are urged to read carefully and in their entirety the definitive proxy statement/prospectus (including any amendments or supplements thereto) as well as other documents filed with the SEC because these documents will contain important information about Motive Capital, Forge and the proposed Merger. Stockholders are also able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: Motive Capital Corp., 7 World Trade Center, 250 Greenwich Street, Floor 47, New York, NY 10007. Stockholders are also able to obtain copies of the proxy statement/prospectus, without charge, at the SEC’s website (www.sec.gov) or by directing a request to info@motivecapitalcorp.com. The information contained on, or that may be accessed through, the websites referenced in this material is not incorporated by reference into, and is not a part of, this material.

Participants in the Solicitation

Motive Capital and Forge Global, and certain of their respective directors and executive officers and other members of management and employees, may be deemed to be “participants” in the solicitation of proxies with respect to the potential transaction described in this material under the rules of the SEC. Information about the directors and executive officers of Motive Capital is set forth in the definitive proxy statement/prospectus , which was filed with the SEC on February 14, 2022. To the extent that holdings Motive Capital’s securities have changed from the amounts reported in the definitive proxy statement/prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the Form S-4, as it may be amended and supplemented, the proxy statement/ prospectus and other relevant materials relating to the proposed merger to be filed with the SEC. These documents can be obtained free of charge from the sources indicated above.  Stockholders and other investors should read the proxy statement/prospectus carefully before making any voting or investment decisions.

Non-Solicitation

This material is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of any vote or approval, or of an offer to buy the securities of Motive Capital or Forge, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This material includes, and oral statement made from time to time by representatives of Motive Capital and Forge may contain, statements that are not historical facts but are forward looking statements within the meaning of the “safe harbor “provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict, indicate or relate to future events or trends or Motive Capital’s or Forge’s future financial or operating performance, or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, the ability to complete the business combination due to the failure to obtain approval from Motive’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Motive’s public shareholders, the estimated implied enterprise value of the Company, Forge’s ability to effectively compete in its industry, Forge’s ability to scale and grow its business, the cash position of the Company following closing, the timing of the closing of the business combination, the outcome of any legal proceedings that may be instituted against Motive Capital, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto, the ability to meet the NYSE’s listing standards following the consummation of the business combination, the risk that the business combination disrupts current plans and operations of Forge as a result of the announcement and consummation of the business combination, costs related to the business combination, changes in applicable laws or regulations, the possibility that Forge or the combined company may be adversely affected by other economic, business and/or competitive factors, and the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, while considered reasonable by Motive Capital, Forge and their respective management, as the case may be, are subject to risks and uncertainties that may cause actual results to differ materially from current expectations. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Motive Capital’s final prospectus filed on December 14, 2020, its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (as subsequently amended), and the definitive proxy statement/prospectus contained in the Registration Statement on Form S-4 filed with respect to the business combination, as it may be amended, in each case, under the heading “Risk Factors,” and other documents of Motive Capital filed, or to be filed, with the SEC. There may be additional risks that Motive Capital and Forge presently do not know or that they currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Motive Capital’s and Forge’s expectations, plans or forecasts of future events and views as of the date of this material. Motive and Forge anticipate that subsequent events and developments will cause their assessments to change. However, while Motive Capital and Forge may elect to update these forward-looking statements at some point in the future, Motive Capital and Forge specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Motive Capital’s and Forge’s assessments as of any date subsequent to the date of this material. Accordingly, undue reliance should not be placed upon the forward-looking statements.